October 1, 2014

CORRESP

BY EDGAR

Ms. Stephanie J. Ciboroski

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

RE:	Bank of Chile
Form 20-F for Fiscal Year Ended December 31, 2013
Filed April 25, 2014
File No. 001-15266
Request for Additional Period to Respond to Staff Comment Later dated
September 24, 2014

Dear Ms. Ciboroski:

Banco de Chile or the Bank of Chile (the “Bank”) received a comment letter dated September 24, 2014 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission concerning the Bank’s annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”).

As discussed with the Staff on September 25, 2014 and September 29, 2014, the Bank hereby requests an extension to provide the requested responses in connection with the Form 20-F on or before October 24, 2014. This extension will provide sufficient time for the Bank to confirm certain accounting matters with its outside accountants, and for the Bank’s audit committee to review and approve the requested responses, in accordance with the Bank’s corporate governance principles.

Also, please note that Mr. Rolando Hernán Arias Sánchez has replaced Mr. Pedro Samhan Escándar as Chief Financial Officer of the Bank.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Antonia Stolper (telephone (212) 848-5009; fax (646) 848-5009; e-mail Antonia.Stolper@Shearman.com) or Jesse T. Cuevas (telephone (415) 616-1104; fax (415) 616-1304; e-mail Jesse.Cuevas@Shearman.com) of Shearman & Sterling LLP.

Very truly yours,

/s/ Rolando Hernán Arias Sánchez
Chief Financial Officer

cc:	Arturo Tagle—Chief Executive Officer—Banco de Chile
Pablo Mejias—Investor Relations—Banco de Chile
Antonia Stolper—Shearman & Sterling LLP
Jesse Cuevas—Shearman & Sterling LLP

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